October 24, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Cindy Polynice, Jason Drory

Re:	Sonoma Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed September 19, 2023, as amended
File No. 333-274582

Acceleration Request

Requested Date: October 25, 2023

Requested Time: 5:00 P.M. Eastern Standard Time

Dear Ms. Polynice:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Sonoma Pharmaceuticals, Inc. (the “Company”), hereby requests that the above-captioned Registration Statement on Form S-1, as amended, (the “Registration Statement”) be accelerated to October 25, 2023 at 5:00 pm EST or as soon as practicable thereafter.

The cooperation of the staff in meeting the Company’s request is very much appreciated. Please contact me if you have any questions or if we can otherwise be of assistance to you.

Sincerely,

/s/ Amy Trombly

Amy Trombly, Esq.